

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2013

Via E-Mail
Raymond Veldman
VP, Assistant General Counsel
SAIC Gemini, Inc.
1710 SAIC Drive
McLean, VA 22102

      Re: SAIC Gemini, Inc.
               Amendment No. 2 to Form 10
               Filed June 14, 2013
               File No. 001-35832

Dear Mr. Veldman:

We have reviewed your letter dated June 14, 2013 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 21, 2013.

Notes to Combined Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Combination and Basis of Presentation, page F-7

1.   You state in your response to prior comment 4 that the determination of which components to transfer to New SAIC was based on an assessment of the nature of the work performed and the markets served by each operation. Please provide us with a breakdown of the various discrete business operations that were included in Parent's Defense Solutions Group; identify which operations were transferred to New SAIC and which remained with Parent and include the revenues and operating income for each. In addition, please describe the nature of the work performed and the markets serviced for each discrete business operation.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact me, at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-Mail</u>
       Paul Greiner